UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 3
INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES
1. Name and Address of Reporting Person
   Smith, Douglas G.
   3 Bethesda Metro Center, Ste. 400
   Bethesda, MD  20814
2. Date of Event Requiring Statement (Month/Day/Year)
   2/25/2000
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Issuer Name and Ticker or Trading Symbol
   VoiceStream Wireless Corporation (1)
   VSTR
5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Vice Chairman
6. If Amendment, Date of Original (Month/Day/Year)
   2/25/2000
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Beneficially Owned                                                                           |
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1. Title of Security                       |2. Amount of          |3. Ownership    |4. Nature of Indirect                          |
                                           |   Securities         |   Form:        |   Beneficial Ownership                        |
                                           |   Beneficially       |   Direct(D) or |                                               |
                                           |   Owned              |   Indirect(I)  |                                               |
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Common Stock                               |1,362,114 (2)         |D               |(3)                                            |
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Common Stock                               |1,787,630 (2)         |I               |By Avance Capital (4)                          |
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Common Stock                               |618,750 (2)           |I               |By Avance Capital II (4)                       |
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Common Stock                               |309,375 (2)           |I               |By Avance Capital III (4)                      |
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Common Stock                               |27,896 (2)            |I               |By children (5)                                |
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Common Stock                               |428,572 (2)           |I               |By Family Trust                                |
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 Table II -- Derivative Securitites Beneficially Owned                                                                             |
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1.Title of Derivative   |2.Date Exer-       |3.Title and Amount     |         |4. Conver-|5. Owner-    |6. Nature of Indirect      |
  Security              |  cisable and      |  of Underlying        |         |sion or   |ship         |   Beneficial Ownership    |
                        |  Expiration       |  Securities           |         |exercise  |Form of      |                           |
                        |  Date(Month/      |-----------------------|---------|price of  |Deriv-       |                           |
                        |  Day/Year)        |                       |Amount   |deri-     |ative        |                           |
                        | Date    | Expira- |                       |or       |vative    |Security:    |                           |
                        | Exer-   | tion    |         Title         |Number of|Security  |Direct(D) or |                           |
                        | cisable | Date    |                       |Shares   |          |Indirect(I)  |                           |
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Stock Option - Right to |2/25/2001|06/22/200|Common Stock           |263,010 (|18.25 (2) |D            |                           |
Buy                     |         |9        |                       |2)       |          |             |                           |
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Explanation of Responses:
1. On February 25, 2000, VoiceStream Wireless Corporation, a Washington corporation ("VS Washington"), merged with a wholly-owned subsidiary of VoiceStream Wireless Holding Corporation, which is a Delaware corporation that was itself wholly owned by VS Washington, and its shares were exchanged for shares of VoiceStream Wireless Holding Corporation on a one for one basis.
 Immediately after the transaction, VoiceStream Wireless Holding Corporation changed its name to VoiceStream Wireless Corporation ("VS
Delaware").
2. Amount as of February 25, 2000 based on the final results of the election known as of March 15, 2000.
3. Of the total shares owned directly by Mr. Smith, some shares are still in a blind trust over which Mr. Smith has no investment power.
4. Mr. Smith is the Sole Proprietor of Avance Capital, Avance Capital II and Avance Capital III which holds such shares. Some of these shares are in a blind trust. Mr. Smith has no voting power with respect to the shares held in the  blind
trust.
5. The shares are held for the benefit of Mr. Smiths children. Mr. Smith has shared voting power with respect to these shares.
SIGNATURE OF REPORTING PERSON
/s/ Douglas G. Smith